Exhibit (h)(10)

SCHEDULE A

TO ACCESS ONE TRUST AMENDED EXPENSE LIMITATION AGREEMENT

PUBLIC FUNDS

Effective February 28, 2007 – February 27, 2008

	Expense Limit

Fund Name	Investor Class	Service Class	Class A

Access Flex High Yield Fund	1.55%	2.55%	1.80%
Access Flex Bear High Yield Fund	1.55%	2.55%	1.80%

SCHEDULE B

VP FUNDS

Effective May 1, 2007 – April 30, 2008

Expense Limit

Fund Name
Access VP High Yield Fund	1.63%
Access VP Bear High Yield Fund	1.63%